SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

ACACIA RESEARCH CORP

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

003881307

(CUSIP Number)

March 23, 2021

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page. Beneficial ownership information contained herein is given as of the date listed above.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons. Parian Global Master Fund LP I.R.S. Identification Nos. of above persons (entities only)
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization. Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 shares
	6	Shared Voting Power 0 shares Refer to Item 4 below.
	7	Sole Dispositive Power 0 shares
	8	Shared Dispositive Power 0 shares Refer to Item 4 below.
9	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares Refer to Item 4 below.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not applicable.
11	Percent of Class Represented by Amount in Row (9) 0.0% Refer to Item 4 below.
12	Type of Reporting Person (See Instructions) PN

1	Names of Reporting Persons. Parian GP LLC I.R.S. Identification Nos. of above persons (entities only)
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 shares
	6	Shared Voting Power 0 shares Refer to Item 4 below.
	7	Sole Dispositive Power 0 shares
	8	Shared Dispositive Power 0 shares Refer to Item 4 below.
9	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares Refer to Item 4 below.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not applicable.
11	Percent of Class Represented by Amount in Row (9) 0.0% Refer to Item 4 below.
12	Type of Reporting Person (See Instructions) OO

1	Names of Reporting Persons. Parian Global Management LP I.R.S. Identification Nos. of above persons (entities only)
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 shares
	6	Shared Voting Power 0 shares Refer to Item 4 below.
	7	Sole Dispositive Power 0 shares
	8	Shared Dispositive Power 0 shares Refer to Item 4 below.
9	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares Refer to Item 4 below.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not applicable.
11	Percent of Class Represented by Amount in Row (9) 0.0% Refer to Item 4 below.
12	Type of Reporting Person (See Instructions) IA

1	Names of Reporting Persons. CCZG LLC I.R.S. Identification Nos. of above persons (entities only)
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 shares
	6	Shared Voting Power 0 shares Refer to Item 4 below.
	7	Sole Dispositive Power 0 shares
	8	Shared Dispositive Power 0 shares Refer to Item 4 below.
9	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares Refer to Item 4 below.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not applicable.
11	Percent of Class Represented by Amount in Row (9) 0.0% Refer to Item 4 below.
12	Type of Reporting Person (See Instructions) OO

1	Names of Reporting Persons. Zachary C. Miller I.R.S. Identification Nos. of above persons (entities only)
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization. United States
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 shares
	6	Shared Voting Power 0 shares Refer to Item 4 below.
	7	Sole Dispositive Power 0 shares
	8	Shared Dispositive Power 0 shares Refer to Item 4 below.
9	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares Refer to Item 4 below.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not applicable.
11	Percent of Class Represented by Amount in Row (9) 0.0% Refer to Item 4 below.
12	Type of Reporting Person (See Instructions) IN

Item 1.

(a)	Name of Issuer

Acacia Research Corp

(b)	Address of Issuer’s Principal Executive Offices

4 Park Plaza

Suite 550

Irvine, California 92614

Item 2.

(a)	Name of Person Filing

This Amendment No. 1 to the Schedule 13G (this “Amendment”) is being filed by Parian Global Master Fund LP (the “Fund”), Parian GP LLC (the “Fund General Partner”), Parian Global Management LP (the “Investment Manager”), CCZG LLC (the “General Partner”), and Zachary C. Miller, who are collectively referred to as the “Reporting Persons.” Zachary C. Miller is the managing member of the General Partner. The General Partner is the general partner of the Investment Manager. The Investment Manager is the investment manager of the Fund. The Fund General Partner is the general partner of the Fund. This Amendment modifies the original Schedule 13G filed with the Securities and Exchange Commission on February 4, 2021. The Reporting Persons have entered into a Joint Filing Agreement, dated as of the date hereof, a copy of which is filed with this Schedule 13G as Exhibit 99.1 (which is incorporated herein by reference), pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k) under the Act.

(b)	Address of Principal Business Office or, if none, Residence

The principal business office of the Reporting Persons with respect to the shares reported hereunder is:

c/o Parian Global Management LP

61 Pound Ridge Road

Pound Ridge, New York 10576

(c)	Citizenship

Parian Global Master Fund LP – Cayman Islands

Parian GP LLC—Delaware

Parian Global Management LP – Delaware

CCZG LLC – Delaware

Zachary C. Miller – United States

(d)	Title of Class of Securities

Common Stock, par value $0.001

(e)	CUSIP Number

003881307

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) [ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) [ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) [ ]	Insurance Company as defined in Section 3(a)(19) of the Act

(d) [ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e) [ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f) [ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g) [ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h) [ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) [ ]	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

(k) [ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership**

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned **

Parian Global Master Fund LP – 0 shares

Parian GP LLC – 0 shares

Parian Global Management LP – 0 shares

CCZG LLC – 0 shares

Zachary C. Miller – 0 shares

(b)	Percent of Class**

Parian Global Master Fund LP – 0.0%

Parian GP LLC – 0.0%

Parian Global Management LP – 0.0%

CCZG LLC – 0.0%

Zachary C. Miller – 0.0%

(c)	Number of shares as to which such person has:**

(i)	sole power to vote or to direct the vote

Parian Global Master Fund LP – 0 shares

Parian GP LLC – 0 shares

Parian Global Management LP – 0 shares

CCZG LLC – 0 shares

Zachary C. Miller – 0 shares

(ii)	shared power to vote or to direct the vote

Parian Global Master Fund LP – 0 shares

Parian GP LLC – 0 shares

Parian Global Management LP – 0 shares

CCZG LLC – 0 shares

Zachary C. Miller – 0 shares

(iii)	Sole power to dispose or to direct the disposition of

Parian Global Master Fund LP – 0 shares

Parian GP LLC – 0 shares

Parian Global Management LP – 0 shares

CCZG LLC – 0 shares

Zachary C. Miller – 0 shares

(iv)	shared power to dispose or to direct the disposition of

Parian Global Master Fund LP – 0 shares

Parian GP LLC – 0 shares

Parian Global Management LP – 0 shares

CCZG LLC – 0 shares

Zachary C. Miller – 0 shares

**

Shares reported herein for the Fund General Partner, the Investment Manager, the General Partner and Zachary C. Miller represent Common Stock beneficially owned and held of record by the Fund and another private fund, each of for which the Fund General Partner serves as the general partner and the Investment Manager serves as the investment manager. The General Partner is the general partner of the Investment Manager. Zachary C. Miller is the managing member of the General Partner.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [X].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits. Exhibit 99-1

Joint Filing Agreement, dated June 24, 2021, by and among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 24, 2021

Parian Global Master Fund LP

By: Parian Global Management LP, its investment manager

By: CCZG LLC, the general partner of the investment manager

By:	/s/ Zachary C. Miller
Zachary C. Miller, Managing Member

Parian GP LLC

By:	/s/ Zachary C. Miller
Zachary C. Miller, Managing Member

Parian Global Management LP

By: CCZG LLC, its general partner

By:	/s/ Zachary C. Miller
Zachary C. Miller, Managing Member

CCZG LLC

By:	/s/ Zachary C. Miller
Zachary C. Miller, Managing Member

Zachry C. Miller

By:	/s/ Zachary C. Miller
Zachary C. Miller